SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding the poll results of annual general meeting, appointment of director and payment of the final dividend, dated May 29, 2013.	A-1

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 30, 2013	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF ANNUAL GENERAL MEETING, APPOINTMENT OF

DIRECTOR AND PAYMENT OF THE FINAL DIVIDEND

•	The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the AGM of the Company held on 29 May 2013.

•

The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.067135 per share (equivalent to HK$0.085 per share) (pre-tax) for the year ended 31 December 2012. The final dividend will be paid on or about 19 July 2013.

Poll Results of the AGM

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the 2012 Annual General Meeting of the Company was held on Wednesday, 29 May 2013 (the “AGM”) at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. The AGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed resolutions at the AGM were as follows:

Ordinary Resolutions			No. of votes (%)
			For	Against
1.	That the consolidated financial statements of the Company, the report of the Board, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2012 be considered and approved, and the Board be authorised to prepare the budget of the Company for the year 2013.		75,001,882,918 ( 99.9997%)	242,000 ( 0.0003%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	That the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2012 be considered and approved.		75,009,517,518 ( 99.9997%)	233,400 ( 0.0003%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	That the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditors and domestic auditors of the Company respectively for the year ending 31 December 2013 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.		75,009,429,246 ( 99.9996%)	268,672 ( 0.0004%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	Ordinary resolution numbered 4 of the Notice of AGM dated 11 April 2013 (to approve the election of Mr. Xie Liang as a Director of the Company)		74,724,425,061 ( 99.6204%)	284,718,685 ( 0.3796%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Special Resolutions			No. of votes (%)
			For	Against
5.	5.1	Special resolution numbered 5.1 of the Notice of AGM dated 11 April 2013 (to consider and approve the issue of debentures by the Company)	69,966,334,413 ( 93.3213%)	5,007,266,341 ( 6.6787%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

	5.2	Special resolution numbered 5.2 of the Notice of AGM dated 11 April 2013 (to authorise the Board to issue debentures and determine the specific terms and conditions)	69,966,232,213 ( 93.3212%)	5,007,323,441 ( 6.6788%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Special Resolutions			No. of votes (%)
			For	Against
6.	6.1	Special resolution numbered 6.1 of the Notice of AGM dated 11 April 2013 (to consider and approve the issue of company bonds in the People’s Republic of China)	73,443,147,146 (97.9118%)	1,566,357,172 (2.0882%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

	6.2	Special resolution numbered 6.2 of the Notice of AGM dated 11 April 2013 (to authorise the Board to issue company bonds and determine the specific terms and conditions)	73,443,248,646 (97.9118%)	1,566,315,672 (2.0882%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.	Special resolution numbered 7 of the Notice of AGM dated 11 April 2013 (To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares in issue.)		67,901,959,252 (90.5300%)	7,102,948,313 (9.4700%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

8.	Special resolution numbered 8 of the Notice of AGM dated 11 April 2013 (To authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.)		69,597,781,589 (92.7910%)	5,407,067,376 (7.2090%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the AGM.

PAYMENT OF THE FINAL DIVIDEND

The final dividend of RMB0.067135 per share (equivalent to HK$0.085 per share) (pre-tax) for the year ended 31 December 2012 was approved at the AGM. The payment shall be made to shareholders whose names appear on the register of members of the Company on 11 June 2013. The Register of Members will be closed from Thursday, 6 June 2013 to Tuesday, 11 June 2013 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 5 June 2013. According to the articles of association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rates of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the AGM (RMB0.789820 equivalent to HK$1.00).

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China implemented in 2008, the Company shall withhold and pay 10% enterprise income tax when it distributes the 2012 final dividend to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H shares register of members on 11 June 2013. According to regulations by the State Administration of Taxation and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The Receiving Agent will pay the final dividend net of the applicable tax around 19 July 2013. Relevant cheques will be dispatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The appointment of Mr. Xie Liang as a Director of the Company was approved at the AGM and the term of office commences from 29 May 2013 until the annual general meeting of the Company for the year 2013 to be held in the year 2014. The Company will enter into a service contract with Mr. Xie Liang and the Board will determine the remuneration of Mr. Xie with reference to his duties, responsibilities, experience as well as current market situations.

Mr. Xie Liang, age 49, is a Non-Executive Director of the Company. Mr. Xie is a senior accountant and received an executive master degree of business administration (EMBA) from Jinan University. Mr. Xie is the Vice President of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Xie served as the Deputy Director of the Corporate Finance Division and the Corporate Audit Division of the Guangzhou Military District Back-end Operation Management Department and the Vice Minister, the Minister and the assistant to the President of Guangdong Rising Assets Management Co., Ltd. Mr. Xie has over 20 years experience in corporate management and extensive experience in corporate finance management.

Save as disclosed in this announcement, Mr. Xie Liang did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Xie Liang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed in this announcement, there is no other information relating to the appointment of Mr. Xie Liang that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Hong Kong, 29 May 2013

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.